March 28, 2023

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal Innovator ETFs Trust Post-Effective Amendment No. 896 (Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator Premium Income 40 Barrier ETF™ – April (the “Fund”), Innovator ETFs Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 896, originally filed with the Securities and Exchange Commission on January 13, 2023.

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Innovator ETFs Trust

By:         /s/ H. Bruce Bond

Bruce Bond

President